Exhibit (a)(2)(F)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ACCREDITED HOME LENDERS HOLDING CO., Plaintiff, v. LONE STAR FUND V (U.S.), L.P., LSF5 ACCREDITED INVESTMENTS, LLC and LSF5 ACCREDITED MERGER CO., INC., Defendants.	) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No. ___________

VERIFIED COMPLAINT

Plaintiff alleges upon personal knowledge as to its own acts and as to all other matters upon information and belief as follows:

NATURE OF THE ACTION

1. Accredited Home Lenders Holding Co., (“Plaintiff,” “Accredited,” or the “Company”) seeks an order requiring Defendants LSF5 Accredited Investments, LLC and LSF5 Accredited Merger Co., Inc. to specifically perform their obligations as required under the Agreement and Plan of Merger (“Merger Agreement”) that Plaintiff and Defendants entered into on June 4, 2007 (and amended on June 15, 2007) and that Defendants repudiated on August 10, 2007. Plaintiff also seeks declaratory relief, and in the alternative, money damages.

2. The Merger Agreement provides for the acquisition of Accredited in a transaction in which LSF5 Accredited Merger Co., Inc. will acquire each outstanding share of Accredited common stock, par value $0.001 per share (the “Common Stock”) at a price of $15.10 per share, without interest, for a total consideration of approximately $400 million. The acquisition is structured as an all-cash tender offer (the “Tender Offer”) for all outstanding shares of Common Stock to be followed by a merger in which each remaining untendered share of Accredited will be converted into the same $15.10 cash per share price paid in the Tender Offer (the “Merger”). Simultaneously with the Merger Agreement, Defendant Lone Star Fund V (U.S.), L.P., executed a letter (the “Guarantee Letter”) by which it guarantees, among other things, “payment by Purchaser, if and when required pursuant to the terms, and subject to the conditions, of the Merger Agreement” of the price to be paid in both the Tender Offer and the Merger.

3. On the afternoon of August 10, 2007, Lone Star filed a Schedule TO which states in relevant part: “Lone Star informed the Chairman of the Special Committee of the Board of Directors of the Company that, in light of the drastic deterioration in the financial and operational condition of the Company, among other things, as of today, the Company would fail to satisfy the conditions to the closing of the tender offer. Accordingly, [Lone Star] does not expect to be accepting Shares tendered as of the end of the current offer period ending at 12:00 midnight, New York City time, on August 14, 2007.” Lone Star failed to identify any particular condition to closing that Accredited would fail to satisfy, or any event or occurrence which would cause Accredited to fail to satisfy a condition to closing.

4. Lone Star’s refusal to accept tendered shares is a clear repudiation and breach of the Merger Agreement.

5. The Merger Agreement is governed by Delaware law and specifies Delaware as the forum. Section 11.07 of the Merger Agreement explicitly provides for specific performance as a remedy for breach of the Agreement.

THE PARTIES

6. Accredited is a Delaware corporation with principal executive offices at 15253 Avenue of Science, Building 1, San Diego, California 92128. Its wholly-owned subsidiaries, Accredited Home Lenders, Inc. and Accredited Home Lenders Canada, are mortgage companies operating throughout the U.S. and Canada engaged in the business of originating, financing, securitizing, servicing, and selling residential mortgage loans that do not conform to the credit or other criteria established by Fannie Mae and Freddie Mac—commonly referred to as “non-prime” or “sub-prime” mortgage loans.

7. Defendant LSF5 Accredited Investments, LLC is a Delaware limited liability company, with principal executive offices at 717 North Harwood Street, Suite 2200, Dallas, Texas, 75201.

8. Defendant LSF5 Accredited Merger Co., Inc. is a Delaware corporation and wholly-owned subsidiary of LSF5 Accredited Investments, LLC, formed for the sole purpose of effectuating the acquisition of Accredited, with principal executive offices at 717 North Harwood Street, Suite 2200, Dallas, Texas, 75201.

9. Defendant Lone Star Fund V (U.S.), L.P., a Delaware limited partnership, is the indirect owner of the majority of the membership interests of Defendant LSF5 Accredited Investments, LLC, with principal executive offices at 717 North Harwood Street, Suite 2200, Dallas, Texas, 75201. Defendant Lone Star Fund V (U.S.), L.P. is in turn controlled by Lone Star Funds, a leading U.S. private equity firm. The principals of Lone Star Funds have organized private equity funds totaling more than $13.3 billion to invest globally in corporate secured and unsecured debt instruments, real estate related assets and select corporate opportunities.

Hereinafter, the various Lone Star entities referred to above are individually and collectively referred to as “Lone Star.”

STATEMENT OF FACTS

A. Accredited’s Business

10. Accredited is a financial services holding company which, through its wholly owned subsidiaries, is a non-prime mortgage lender. Accredited’s subsidiaries originate mortgage loans primarily based upon the borrowers’ willingness and ability to repay the mortgage loan and the adequacy of the collateral. Mortgage loans of Accredited’s subsidiaries historically have been financed through secured warehouse credit facilities or through an asset-backed commercial paper facility. As of July 31, 2007, mortgage loans in the United States are financed through two different secured warehouse credit facilities. Repayment of borrowings under these credit facilities is made upon sale or securitization of the mortgage loans. These credit facilities are subject to margin calls based on the lender’s opinion of the value of the related collateral.

11. After loans are made to borrowers, Accredited’s subsidiaries pool the mortgage loans and attempt to resell them at a profit. In a “whole loan” sale, all right, title and interest in and to a pool of mortgage loans is sold in exchange for cash. All mortgage loan dispositions are made subject to an obligation to repurchase any mortgage loan that materially violates standard mortgage industry representations and warranties made in connection with mortgage loan dispositions.

12. As part of Accredited’s diversified financing strategy, Accredited has historically accessed the asset-backed securitization market to provide long-term financing for mortgage loans originated by its subsidiaries. In a securitization, a pool of mortgage loans is sold or transferred to a trust and a junior residual interest in future cash flows from the pooled loans is retained. The trust raises the cash purchase price of the mortgage loan pool by selling asset-backed securities, or notes, representing senior interests in the future cash flows from the loans.

B. Downturn In the Non-Prime Market

13. The non-prime mortgage market has experienced a substantial downturn, which began by the end of 2006. Loans originated in 2006 performed poorly in 2006 in comparison to loans originated in the two prior years, when some areas were experiencing significant home price appreciation, and credit and underwriting standards were extended to meet market demands. When home price appreciation leveled off, many 2006 loans did not perform up to expectations. This decline in performance led to increases in the cost of securitizing non-prime loans as rating agencies increased loss coverage levels.

14. A number of significant events shook the industry in the first four months of 2007, including bankruptcies of New Century Mortgage Corporation (“New Century”), one of the largest non-prime originators in recent years, and People’s Home Choice Loan. The combination of these events with heavy repurchase demands from whole loan purchasers created a downward cycle by significantly increasing the amount of distressed loans for sale in the market. This increased supply led to decreased prices, which lowered the value of the collateral of loans held in inventory. These mark downs led to margin calls on the non-prime lenders, which led to more distressed sales of loans, thus continuing the cycle. These problems have continued to the present date.

15. As of mid-June 2007, more than 50 mortgage companies operating in the non-prime mortgage industry have failed, and many others face serious operating and financial challenges. Most recently, on August 9, 2007, Countrywide Financial Corp. reported that it and other mortgage companies are facing “unprecedented disruptions” in debt and mortgage-finance markets that could hurt earnings.

C. Accredited Faces the Downturn

16. Accredited was, of course, caught up in these industry developments. On February 14, 2007, Plaintiff announced its 2006 earnings. Accredited reported that its loan reserve balances at December 31, 2006 had been increased substantially over the level of reserves at September 30, 2006, reflecting increasing delinquency trends and repurchase activity, and noted the challenging conditions in the marketplace. During the earnings call that same day, Accredited also reported that it had notified its credit providers of losses incurred in the fourth quarter of 2006 and the potential for losses in the first quarter of 2007, and that it had obtained waivers of defaults that otherwise would have occurred under certain covenants in its credit facilities. In addition, Accredited indicated that it had moved aggressively to address the current market conditions, including tightening underwriting guidelines and disciplines, increasing reserves, and taking steps to bolster liquidity. On March 1, Plaintiff filed a Form 12b-25 with the SEC stating that it would not be able to timely file its Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”). Pursuant to the Form 12b-25, the deadline for the 2006 Form 10-K was extended until March 16, 2007.

17. During the first two weeks of March, Plaintiff’s warehouse lenders aggressively marked down collateral and Plaintiff experienced additional margin calls. These margin calls placed a severe strain on Plaintiff’s liquidity and caused Plaintiff to conduct an in-depth review of its market position and strategies for dealing with the negative conditions in the market. In connection with this review, members of Plaintiff’s senior management met in early March with representatives of two investment banking firms, Bear, Stearns & Co. Inc. (“Bear Stearns”) and Friedman, Billings, Ramsey & Co., Inc. (“FBR”), to discuss the ability of Accredited to obtain an immediate infusion of capital.

18. On March 16, the Company announced the sale of substantially all of its existing loan portfolio and also that it would not be able to file the 2006 Form 10-K by the extended deadline for filing. The Company further reported that it continued to seek waivers and extensions of waivers under its credit facilities. In addition, the Company stated that the entire amount of goodwill established as a result of the acquisition of Aames Investment Corporation had been impaired and would be charged-off in the quarter ended December 31, 2006.

19. On March 19, the Company announced that it had received a notice that the Company’s stock was subject to delisting from the NASDAQ as a result of not having filed the 2006 Form 10-K prior to expiration of the extended filing deadline and that the Company would appeal the delisting.

20. On March 20, the Company entered into a commitment letter with a lender providing for a $200 million term loan and for issuance of warrants to the lender to purchase 3.23 million shares of Common Stock with an exercise price of $10.00 per share.

21. On March 21, the Board of Directors of the Company appointed a special committee (the “Special Committee”) to oversee a process of exploring strategic alternatives.

22. On March 23, Bear Stearns began to contact parties who might be interested in entering into a transaction with the Company. Bear Stearns contacted 63 potentially interested parties as part of the first round of the process.

23. On March 27, Lone Star engaged in initial discussions with Bear Stearns regarding a potential opportunity for a transaction between Lone Star and the Company.

On that day, Lone Star received access to a virtual data room established by the Company for the purpose of making available to potential bidders or strategic partners certain confidential documents relating to the Company.

24. On March 30, the $200 million term loan was funded in the increased amount of $230 million. In addition, the Company received a letter dated March 27, 2007 from Grant Thornton, resigning as the Company’s independent auditors.

25. On April 17, the Special Committee determined to allow six bidders into the second round of bidding. Through the remainder of April and into early May, these parties continued their due diligence investigations of the Company. During this period, the Company provided additional documents and information in response to requests from the remaining participants.

26. The Special Committee set May 4 as the deadline for the submission of second round proposals. On April 30, Lone Star received the second round bid materials, including a bid procedures letter and a draft merger agreement (the “Draft Agreement”). In the following week, Lone Star and its financial and legal advisors continued to conduct its due diligence investigation, including several discussions with Company management and its legal counsel of outstanding litigation matters to which the Company and its directors were parties.

27. During the period from May 4 to May 9, Bear Stearns received second round bids from five of the remaining six bidders. The amounts of the bids ranged from $8.00 to $13.00 per share of Common Stock (based on purchase price for an outright acquisition and conversion price for a contemplated equity investment). Among these bids was a second round bid submitted by Lone Star indicating that Lone Star was prepared to make an offer for the acquisition of control of the Company involving a valuation range of $11.00–$13.00 per share and certain other terms and conditions with respect to such a transaction. The Special Committee instructed Bear Stearns to proceed with negotiations with Lone Star and one other bidder.

28. Accredited received a markup of its Draft Agreement from Lone Star on May 20. During the next two weeks, lawyers for the Company continued to negotiate with the outside counsel representing each of the final two bidders in an attempt to narrow the issues with respect to the Draft Agreement. During that time, Lone Star and its financial advisor, Piper Jaffray & Co. (“Piper Jaffray”) and accounting advisor, KPMG LLP, continued their due diligence investigations, including significant on-site due diligence. Lone Star was afforded the opportunity to – and, in fact, did – have Accredited run forecasts of its future financial performance using assumptions provided by Lone Star.

29. On Friday, June 1, Lone Star submitted a bid of $13.25 per share, which spurred a long evening of competitive bidding between Lone Star and the other bidder. Ultimately, Lone Star prevailed with a bid of $15.10 per share. Early in the morning of June 4, the parties executed the Merger Agreement. By that date, Lone Star had been performing due diligence for over two months.

30. The industry decline continued after the signing of the Agreement. The Wall Street Journal reported that as of August 11, 2007, more than 80 mostly non-prime mortgage lenders have closed shop since the end of 2006 as clients defaulted on payments and banks cut off the funding required to make loans.1

[1]	Available at: http://online.wsj.com/public/resources/documents/info-subprimeloans0706-sort.html?s=3&ps=false&a=up.

D. Highlights of the Merger Agreement

31. The contemplated structure of the transaction under the Merger Agreement is a “two-step” merger in which the first step is a tender offer. If 90% or more of the shares are tendered, any shares not tendered would be cashed out promptly through a “short form” merger at $15.10 per share. If more than 50% of the shares but less than 90% of the shares are tendered (subject to the exercise of a “top-up” option to reach the 90% threshold) a special meeting of the stockholders would be called to approve a merger to cash out the remaining shares.

32. Stockholders who tender their shares prior to the tender offer deadline were to be paid the tender offer price of $15.10 within three business days after the tender offer closes. Stockholders who do not tender their shares and who do not pursue appraisal rights will subsequently receive the same price per share, without interest, at the closing of the Merger. Once Lone Star is legally permitted to accept tendered shares for payment, it must do so, subject only to the conditions set forth in ANNEX I to the Merger Agreement (“Annex I”).

33. Under ANNEX I, the tender offer is subject to a number of conditions, including (i) the requirement that a majority of the outstanding shares of Common Stock have been tendered (the “Minimum Condition”) and (ii) a requirement that the representations and warranties made in the agreement by the Company be true and correct. Importantly, the condition concerning representations and warranties is considered satisfied, unless the failure to be true and correct has or would be reasonably likely to have a “Material Adverse Effect” on the Company.

34. The Merger Agreement, which was negotiated in the midst of the industry decline described above, was specifically drafted to exclude that decline from the definition of

“Material Adverse Effect.” The lengthy list of carve-outs from that definition made it clear that a buyer had to accept the risks inherent in the industry at this historical moment, and that industry conditions and the condition of the capital markets do not provide a basis for Lone Star to walk away from its obligations.

35. More specifically, the definition of “Material Adverse Effect” provides that “[I]n no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: . . . . (b) (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates; . . . . (iii) changes generally affecting the industry in which the Company and the Company Subsidiaries operate; provided, . . . . that such changes do not disproportionately affect the Company and the Company Subsidiaries as compared to other companies operating in the industry in which the Company and the Company Subsidiaries operate; . . . [or] (i) any deterioration in the business, results of operations, financial condition, liquidity, stockholders’ equity and/or prospects of the Company and/or the Company Subsidiaries substantially resulting from circumstances or conditions existing as of the date of this Agreement that were generally publicly known as of the date of this Agreement or that were Previously Disclosed[.]”

36. Section 8.06 of the Merger Agreement obligates the parties to “(iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable.”

37. The Merger Agreement is subject to Delaware law. Section 11.09 (a) provides that:

All disputes, claims or controversies arising out of or relating to the Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

38. The forum selection clause specifies Delaware. Section 11.09(b) provides that:

[E]ach of the Company and the Buyer Parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware or any court of the United States located in New Castle County, Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum.

39. Finally, the parties agreed that the Merger Agreement is specifically enforceable. Section 11.07 provides that:

the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

E. Lone Star Reneges

40. As of August 10, 2007, all of the conditions to the Tender Offer, other than the Minimum Condition, have been met (except for the delivery of an officer’s certificate and legal opinion, which will be delivered prior to the expiration of the Tender Offer, and drafts of which have been previously delivered to Lone Star’s counsel). As of August 11, 2007, approximately 34.5% of shares were tendered. August 14, 2007 is the close of the current tender offer period.

Accredited expects that a majority of the Common Stock shares will be tendered by the close of business on August 14, satisfying the Minimum Condition and obligating Lone Star to accept the shares for payment. If a majority of the Common Stock is not tendered and Accredited fails to meet the Minimum Condition, it will be the result of Lone Star’s filing of its Schedule TO on August 10 in violation of the Agreement.

41. On August 10, 2007, Lone Star “informed the Chairman of the Special Committee of the Board of Directors of the Company that, in light of the drastic deterioration in the financial and operational condition of the Company, among other things, as of today, the Company would fail to satisfy the conditions to the closing of the tender offer. Accordingly, [Lone Star] does not expect to be accepting Shares tendered as of the end of the current offer period ending at 12:00 midnight, New York City time, on August 14, 2007.”

42. Section 8.07 of the Agreement requires Lone Star and Accredited to obtain the consent of the other party, with limited exceptions, before issuing any public release or announcement. Prior to filing its August 10, 2007 Schedule TO, Lone Star provided it to Accredited and requested Accredited’s consent under Section 8.07 of the Agreement to Lone Star filing it. Accredited objected. Lone Star ignored Accredited’s objections and filed the Schedule TO in violation of Section 8.07.

43. By filing its August 10, 2007 Schedule TO, Lone Star has breached Sections 8.06 and 8.07 of the Agreement and repudiated its obligations under the Agreement. Lone Star’s Schedule TO could materially and illegally hinder Accredited’s ability to obtain the tenders of stock into the tender offer by causing confusion among Accredited’s shareholders.

COUNT I

(Repudiation)

44. Accredited realleges and incorporates the allegations contained in paragraphs 1 through 43 above as if fully set forth herein.

45. The Merger Agreement is a valid contract. Lone Star executed it and is bound by its terms. Accredited has substantially performed under the Merger Agreement and is willing and able to perform any remaining obligations. Lone Star is able to perform its remaining obligations under the Agreement.

46. Lone Star has clearly, distinctly and unequivocally repudiated and breached the Merger Agreement by, among other things, filing its August 10, 2007 Schedule TO in which it wrongly asserts that “the Company would fail to satisfy the conditions to the closing of the tender offer,” and failing to take actions required by the Merger Agreement to consummate the Merger.

47. In the absence of equitable relief, Accredited will lose the unique opportunity to be acquired by Lone Star. The resulting injury to Accredited will not be compensable in money damages, and Accredited has no adequate remedy at law.

48. Accredited is entitled to a declaration that Lone Star has repudiated the Merger Agreement, and that Lone Star had no right to terminate the Merger Agreement and is required to proceed with the closing of the Merger as contemplated thereunder.

49. Accredited is entitled to an award of specific performance by Lone Star of its obligations under the Merger Agreement.

50. As an alternative to an award of specific performance, Accredited seeks monetary damages in an amount to be determined for harm stemming from Lone Star’s breach of its obligations under the Merger Agreement.

COUNT II

(Breach of Section 8.06(iii) of the Merger Agreement)

51. Accredited realleges and incorporates the allegations contained in paragraphs 1 through 50 above as if fully set forth herein.

52. The Merger Agreement is a valid contract. Lone Star executed it and is bound by its terms. Accredited has substantially performed under the Agreement and is willing and able to perform any remaining obligations. Lone Star is able to perform its remaining obligations under the Merger Agreement.

53. By its actions, including its refusal to consummate the Merger Agreement, Lone Star has materially breached Section 8.06(iii) of the Merger Agreement, which obligates the parties to “(iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable.”

54. In the absence of equitable relief, Accredited will lose the unique opportunity to be acquired by Lone Star. The resulting injury to Accredited will not be compensable in money damages, and Accredited has no adequate remedy at law.

55. Accredited seeks a declaration that Lone Star has breached Section 8.06(iii) of the Merger Agreement.

56. Accredited is entitled to an award of specific performance by Lone Star of its obligations under the Merger Agreement.

57. As an alternative to an award of specific performance, Accredited seeks monetary damages in an amount to be determined for harm stemming from Lone Star’s breach of its obligations under the Merger Agreement.

COUNT III

(Breach of the Guarantee Agreement by Loan Star Fund V (U.S.), L.P.)

58. Accredited realleges and incorporates the allegations contained in paragraphs 1 through 57 above as if fully set forth herein.

59. The Guarantee Agreement is a valid contract. Lone Star Fund V (U.S.), L.P. executed it and is bound by its terms. Accredited has substantially performed under the Merger Agreement and is willing and able to perform any remaining obligations. Lone Star Fund V (U.S.), L.P. is able to perform its remaining obligations under the Guarantee Agreement.

60. By its actions, including its refusal to consummate the Merger Agreement, Loan Star Fund V (U.S.), L.P. has violated the Guarantee Agreement by which it guarantees: “(a) the payment by Purchaser, if and when required pursuant to the terms, and subject to the conditions, of the Merger Agreement, of (1) the purchase price to paid upon the Acceptance Time for the Company Common Shares tendered in the Offer (and not validly withdrawn), … and (b) the payment by Parent, and when required pursuant to the terms, and subject to the conditions, of the Merger Agreement, of the Merger Consideration, and the Company Option Consideration, and the Company Warrant Consideration.”

61. Accredited seeks a declaration that Lone Star Fund V (U.S.), L.P. has breached the Guarantee Agreement.

62. Accredited is entitled to an award of specific performance by Lone Star Fund V (U.S.), L.P. of its obligations under the Guarantee Agreement.

63. As an alternative to an award of specific performance, Accredited seeks monetary damages in an amount to be determined for harm stemming from Lone Star Fund V (U.S.), L.P.’s breach of its obligations under the Guarantee Agreement.

WHEREFORE, Accredited prays for relief:

A. declaring that Lone Star may not repudiate or rescind the Merger Agreement and enjoining LSF5 Accredited Merger Co., Inc., LSF5 Accredited Investments, LLC, and Lone Star Fund V (U.S.), L.P. from doing so;

B. awarding specific performance by LSF5 Accredited Merger Co., Inc., LSF5 Accredited Investments, LLC, and Lone Star Fund V (U.S.), L.P. of their obligations under the Merger Agreement;

C. awarding specific performance by Lone Star Fund V (U.S.), L.P. of its obligations under the Guarantee Agreement;

D. alternatively, awarding monetary damages for LSF5 Accredited Merger Co., Inc., LSF5 Accredited Investments, LLC, and Lone Star Fund V (U.S.), L.P.’s breach of their obligations under the Merger Agreement and Guarantee Agreement, including interest thereon; and

E. awarding Accredited its attorneys’ fees and other expenses, together with such other and further relief as the Court may deem proper.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ William E. Green, Jr.

R. Judson Scaggs, Jr. (#2676)

Thomas W. Briggs, Jr. (#4076)

Leslie A. Polizoti (#4299)

Kevin M. Coen (#4775)

William E. Green, Jr. (#4864)

1201 North Market Street

P.O. Box 1347

Wilmington, Delaware 19899-1347

(302) 658-9200

Attorneys for Plaintiff Accredited Home Lenders Holding Co.

August 11, 2007

STATE OF CALIFORNIA SAN DIEGO COUNTY	) ) ) )	SS:

VERIFICATION

I, David E. Hertzel, having been duly sworn, do hereby depose and say that I have reviewed the foregoing Verified Complaint, and on behalf of Accredited Home Lenders Holding Co., state that insofar as it relates to my acts and deeds, the Verified Complaint is true, and insofar as it relates to the acts and deeds of others, I believe it is true. I am an authorized agent to make this verification on behalf of Accredited Home Lenders Holding Co.

/s/ David E. Hertzel

David E. Hertzel

General Counsel, Accredited Home Lenders

Holding Co. (Seal)

SWORN TO AND SUBSCRIBED before me

this 11th day of August, 2007

/s/ Khoa Hoang

Notary Public